# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mistras Group, Inc., CIK 0001436126
CUSIP: 60649T107
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 195 Clarksville Road, Princeton Junction, New Jersey (NJ), 08550
Date of event which requires filing of this statement: 09/17/2026
Filed by CIK 0002082289
Persons authorized to receive notices and communications: Stephanie Foglia, 504 Hiram Road,, Plymouth Meeting, Pennsylvania (PA), 19462, 610-324-6463

## Reporting persons
- Stephanie Athena Foglia (CIK 0002082289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,608,595; shared voting power 3,923,718; sole dispositive power 1,608,595; shared dispositive power 3,923,718; aggregate amount beneficially owned 5,532,313 (17.4% of the class)
- Aspasia Felice Vahaviolos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,154,541; shared voting power 3,923,718; sole dispositive power 2,154,541; shared dispositive power 3,923,718; aggregate amount beneficially owned 6,078,259 (19.1% of the class)
- 2025 Irrevocable Two-Year Grantor Retained Annuity Trust of Aspasia F. Vahaviolos: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,923,718; sole dispositive power 0; shared dispositive power 3,923,718; aggregate amount beneficially owned 3,923,718 (12.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Mistras Group, Inc.
Address of issuer's principal executive offices: 195 Clarksville Road, Princeton Junction, New Jersey (NJ), 08550
Comment:
The percentage calculations reflected in Rows (13) above are based on 31,849,893 outstanding shares of Common Stock as of August 10, 2026, as reported by the Issuer. Three Reporting Persons--Stephanie Foglia, Aspasia Felice Vahaviolos, and the 2025 Irrevocable Two-Year Grantor Retained Annuity Trust of Aspasia F. Vahaviolos--are filing jointly.

This amended statement on Schedule 13D/A constitutes Amendment No. 4 to the Schedule 13D (this "Amendment"). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D, as previously amended. Except as set forth herein, the Schedule 13D is unmodified. This Amendment is being filed to disclose that each Reporting Person entered into a Voting Agreement in connection with the Merger Agreement (each as defined herein).

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed pursuant to a joint filing agreement filed as Exhibit 1.1 hereto by and among (i) Stephanie Foglia, (ii) the 2025 Irrevocable Two-Year Grantor Retained Annuity Trust of Aspasia F. Vahaviolos (the "Trust"), and (iii) Aspasia Felice Vahaviolos (collectively, the "Reporting Persons").
Residence or business address: Ms. Foglia and the Trust have business addresses c/o the Issuer, 195 Clarksville Road, Princeton Junction, New Jersey 08550. Ms. Vahaviolos resides at 7 Ridgeview Road, Princeton, NJ 08540. Ms. Vahaviolos is the grantor of the Trust. Ms. Vahaviolos was previously a filer on Schedule 13G with respect to the Issuer's Common Stock.
Present principal occupation or employment: Stephanie Foglia is the Director of Total Rewards for the Issuer.
Criminal convictions in the last five years: Neither Ms. Vahaviolos nor any other Reporting Person has been convicted in a criminal proceeding during the last five years.
Civil proceedings (securities laws) in the last five years: Neither Ms. Vahaviolos nor any other Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.
Citizenship: Ms. Foglia and Ms. Vahaviolos are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Trust was established by its grantor, Aspasia F. Vahaviolos. The shares held by the Trust were acquired by a gift from Ms. Vahaviolos, and Ms. Foglia is the trustee for the Trust. The shares beneficially owned by Ms. Vahaviolos were acquired as described in her previous filings on Schedule 13G, and consist of 2,154,541 shares held directly by Ms. Vahaviolos and 3,923,718 shares held by the Trust.

Ms. Foglia directly owns 2,000 shares purchased for cash in the Issuer's initial public offering and holds 12,663 shares received as compensation for employment with the Issuer. All other shares beneficially owned by Ms. Foglia are indirectly held through immediate family members.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On September 17, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Athena Purchaser, LLC ("Parent") and Athena Merger Sub, Inc., a wholly owned subsidiary of Parent ("Merger Sub"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the "Merger"). At the effective time of the Merger (the "Effective Time"), each share of common stock, par value $0.01 per share, of the Issuer ("Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares held by Parent, Merger Sub or the Issuer as treasury stock, and shares held by stockholders who properly exercise and perfect appraisal rights under Section 262 of the General Corporation Law of the State of Delaware) will be cancelled and converted into the right to receive $20.35 per share in cash, without interest and subject to any applicable withholding taxes (the "Merger Consideration").

Concurrently with the execution of the Merger Agreement, each Reporting Person entered into a voting and support agreement (each, a "Voting Agreement" and collectively, the "Voting Agreements") with Parent, pursuant to which the Reporting Persons agreed, among other things, to vote their shares of Common Stock in favor of the adoption of the Merger Agreement and against any competing acquisition proposal, and not to engage in solicitation of alternative transactions and similar matters, subject to the terms and conditions set forth therein. The Voting Agreements will terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the Outside Date (as defined in the Merger Agreement), (iv) with respect to any individual Voting Agreement, the mutual written consent of the stockholder and Parent, and (v) the effectiveness of any amendment to the Merger Agreement that reduces the amount or changes the form of the Merger Consideration or materially delays or imposes any additional material restrictions or conditions on the payment of the Merger Consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Rows 11 and 13 in each Reporting Person's cover page, indicating the aggregate number and percentage of shares of the Issuer's Common Stock beneficially owned by each Reporting Person, are incorporated herein by reference. The total number of shares which are beneficially owned by the Reporting Persons, in the aggregate, is 7,686,854 shares, or approximately 24.1% of the outstanding shares of the Issuer's Common Stock. The ownership percentages were calculated based on 31,849,893 outstanding shares as of August 10, 2026, as reported by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Rows 7 through 10 of each Reporting Person's cover page are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Amendment is incorporated herein by reference. In addition, 387,093 shares were distributed from the Trust to Ms. Vahaviolos on September 10, 2026 in satisfaction of an annuity distribution.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 4 of this Amendment is incorporated by reference into this Item 6. Concurrently with the execution of the Merger Agreement, each of the Reporting Persons entered into a Voting Agreement with Parent, as described in Item 4 of this Amendment. As of the date hereof, other than as described in Item 4, none of the Reporting Persons has any contract, arrangement, understanding, or relationship with any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1.1 - Joint Filing Agreement of Stephanie Foglia, Aspasia Felice Vahaviolos, and the 2025 Irrevocable Two-Year Grantor Retained Annuity Trust of Aspasia F. Vahaviolos.
Exhibit 2.1 -- Form of Voting and Support Agreement (stockholder form) (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2026).
Exhibit 2.2 -- Agreement and Plan of Merger, dated as of September 17, 2026, by and among Athena Purchaser, LLC, Athena Merger Sub, Inc. and Mistras Group, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2026).

## Signatures
- Stephanie Athena Foglia: /s/ Stephanie Foglia, Stephanie Foglia (09/21/2026)
- Aspasia Felice Vahaviolos: /s/ Aspasia Felice Vahaviolos, Aspasia Felice Vahaviolos (09/21/2026)
- 2025 Irrevocable Two-Year Grantor Retained Annuity Trust of Aspasia F. Vahaviolos: /s/ Stephanie Foglia, Stephanie Foglia/Trustee (09/21/2026)